Exhibit 99.1

Can-Fite: Top Scientific Journal Published Positive Data from the COMFORT-1 Phase III Psoriasis Study

Piclidenoson is a small molecule safe oral drug suitable for the chronic treatment of patients who suffer from moderate to severe plaque psoriasis

PETACH TIKVA, Israel, January 29, 2024 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address oncological and inflammatory diseases, today announced that the Journal of the European Academy of Dermatology and Venereology (EADV) published an article titled “Efficacy and safety of piclidenoson in plaque psoriasis: Results from a randomized phase 3 clinical trial (COMFORT-1)”. EADV is a top ranked peer reviewed journal (impact factor 9.2) that publishes articles on clinical and basic science topics in dermatology. Article Link.

The article’s first author, Dr. K.A Papp, is an internationally renowned key opinion leader in the psoriasis field and was the engine for some registered drugs on the market for this devastating skin disease.

The EADV article presents the safety and efficacy of Piclidenoson in the randomized, placebo- and active-controlled, double-blind Phase III COMFORT-1 trial. As previously reported, the study met its primary endpoint which was the proportion of patients achieving ≥75% improvement in Psoriasis Area and Severity Index (PASI) from baseline (PASI-75) at Week 16 (3 mg BID dose: PASI 75 rate of 9.7% vs. 2.6% for Piclidenoson vs. placebo, p=0.037). Piclidenoson’s efficacy continued to increase throughout the study period in a linear manner with an excellent safety and tolerability profile.

Currently, Piclidenoson is being evaluated in COMFORT-2 a pivotal Phase III study that has been approved by both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA).

“We are very much encouraged by the excellent data in the first Phase III study demonstrating the significant effect of Piclidenoson in psoriasis,” stated Dr. Fishman, Can-Fite’s Chief Scientific Officer and Executive Chairman. “We plan to start treating patients in our pivotal trial very shortly and hope that Piclidenoson, with its safety and efficacy profile, given orally to psoriasis patients will become a drug of choice.”

About Piclidenoson

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with an excellent safety profile demonstrating evidence of efficacy in Phase II and III psoriasis studies. The drug’s mechanism of action entails inhibition of the inflammatory cytokines interleukin 17 and 23 (IL-17 and IL-23) and the induction of apoptosis of patients’ skin cell keratinocytes involved with disease pathogenicity. Based on preclinical efficacy data, Piclidenoson is also being co-developed for the treatment of Lowe Syndrome, a rare genetic disease.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis and is expected to commence a pivotal Phase III. Can-Fite’s cancer and liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of steatotic liver disease (SLD), a Phase III pivotal trial for hepatocellular carcinoma (HCC), and the Company is planning a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.canfite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114